June 16, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, D.C. 20549-7010

Attn:	Joseph Kempf, Staff Accountant Robert Littlepage, Accounting Branch Chief Edwin Kim, Staff Attorney Jan Woo, Legal Branch Chief

Re:	Telesat Corporation and Telesat Partnership LP Amendment No. 1 to Registration Statement on Form F-4 Filed May 28, 2021 File No. 333-255518

Ladies and Gentlemen:

On behalf of Telesat Corporation (the “Company”) and Telesat Partnership LP (“Telesat Partnership”) we are submitting this letter and the following information in response to the letter, dated June 10, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s and Telesat Partnership's Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”) filed on May 28, 2021.

References to page numbers below pertain to the page numbers in the Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4 filed May 28, 2021

Telesat Corporation Unaudited Pro Forma Condensed Consolidated Financial Information, page 268

Comment: Please update your pro forma presentation pursuant to Item 5 of Form F-4.

Response: The Company respectfully submits to the Staff that the Registration Statement satisfies the requirements regarding the presentation of pro forma financial information in a foreign private issuer's registration statement on Form F-4 for the reasons set forth below.

I.

As the Staff is aware, each of the Company and Telesat Partnership will be foreign private issuers.

Pursuant to Reg. S-X 3-01(h), “[a]ny foreign private issuer … may file the financial statements required by Item 8.A of Form 20-F in lieu of the financial statements specified in Reg. S-X 3-01.”

Item 8.A.5 of Form 20‐F states that “if the document is dated more than nine months after the end of the last audited financial year, [a foreign private issuer] must include interim financial statements … covering at least the first six months of the financial year.”

The Registration Statement will not be dated more than nine months after the end of the last audited financial year; accordingly, under Item 8.A.5 of Form 20-F, no interim financials of either the Company or Telesat Partnership are required to be included in the Registration Statement at this time.

II.

The Company included the interim financial statements of Telesat Canada in the Registration Statement because Telesat Canada voluntarily makes such financial information public to satisfy its reporting obligations under its credit facilities. Such interim financials were not required to be disclosed for purposes of Item 8.A.5 of Form 20-F.

Item 8.A.5 of Form 20‐F also states that a registrant “…include in the document interim financial information that has been published by the company if that information covers a more current period than the statements otherwise required by Item 8.” The Company therefore determined that the March 31, 2021 financial statements should be included in the Registration Statement as more current financial information.

The Company also considered the minutes from the meeting of the International Practices Task Force (“IPTF”) in November 2015 which states, in relevant part…“[a]ccordingly, the SEC staff indicated an FPI that provides `more current interim financial information' that constitutes a full set of interim financial statements under either U.S. GAAP or IFRS-IASB would not need to consider such information `interim financial statements provided to meet timeliness requirements' for purposes of updating the MD&A (OFR) and any pro forma information in a registration statement.”

In consideration of the foregoing, the Company respectfully submits to the Staff that the Registration Statement meets the requirements regarding the presentation of pro forma financial information in a foreign private issuer's registration statement on Form F-4 and need not be updated at this time.

Please do not hesitate to contact me at (212) 403-1000 with any further questions or comments.

Sincerely,

/s/ Christopher S. DiFrancesco
Christopher S. DiFrancesco
Vice President, General Counsel and Secretary

cc:
John L. Robinson, Esq.
Maurice M. Lefkort, Esq.
Douglas P. Warner, Esq.